PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)5
(To Prospectus dated August 20, 2004)	Registration No. 333-118054

1,510,000 SHARES

OF

COMMON STOCK

We are offering 1,510,000 shares of our common stock. This prospectus supplement replaces and supercedes our prospectus supplement, dated August 27, 2004, which related to 1,908,889 shares of our common stock, to reflect the reduction by 398,889 shares of the number of shares of our common stock to be sold in the offering today. We will receive all of the proceeds from the sale of these shares.

Our common stock is traded on the Nasdaq National Market under the symbol “STSI” On August 27, 2004, the last reported sale price of our common stock was $5.01 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS.

	Per Share	Total
Public offering price	$4.50	$6,795,000
Proceeds, before expenses, to us*	$4.50	$6,795,000

*We have not engaged an underwriter for this offering and, accordingly, there is no underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 30, 2004.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus supplement or the accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and the accompanying prospectus is accurate as of the dates on their covers. When we deliver this prospectus supplement or the accompanying prospectus or make a sale pursuant to this prospectus supplement or the accompanying prospectus, we are not implying that the information is current as of the date of the delivery or sale.

Prospectus Supplement

Page
ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
SUMMARY	S-1
RECENT DEVELOPMENTS	S-2
USE OF PROCEEDS	S-2

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about this offering of shares of our common stock in two separate documents. The accompanying prospectus provides general information about us, some of which may not apply to this offering. This prospectus supplement describes the specific details regarding this offering and replaces and supercedes our prospectus supplement, dated August 27, 2004, which related to 1,908,889 shares of our common stock, to reflect the reduction by 398,889 shares of the number of shares of our common stock to be sold in the offering today.

SUMMARY

The Company

We are a technology-oriented tobacco company with a mission to reduce toxins in tobacco leaf and tobacco smoke. The Company is engaged in:

(1) the development, implementation and licensing of scientific technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines;

(2) the manufacturing, sales, marketing and development of very low-nitrosamine smokeless tobacco products that also carry enhanced warnings beyond those required by the Surgeon General, including Stonewall® dry snuff, ARIVA® compressed powdered tobacco cigalett® pieces, and STONEWALL Hard Snuff®. We also manufacture a very low-nitrosamine smokeless tobacco product (Interval®) for Brown & Williamson Tobacco Corporation which is currently in test market; and

(3) the manufacture and sale of four discount cigarette brands, SPORT®, MAINSTREET®, VEGAS® and G-SMOKE®, which have historically generated the vast majority of the Company’s revenues.

Our principal executive offices are located at 801 Liberty Way, Chester, Virginia, 23836, and our telephone number is (804) 530-0535.

The Common Stock Offering

Shares of common stock offered by us	1,510,000 shares.

Shares of common stock to be outstanding after this offering	62,545,948 shares, based on the 61,035,948 outstanding shares of our common stock as of August 3, 2004. The number of outstanding shares excludes approximately 8.8 million shares issuable upon conversion or exercise, as applicable, of outstanding options, warrants and convertible debentures, and further excludes shares issuable upon exercise of the options to be issued to independent directors, as described below.

Use of proceeds	We intend to use the net proceeds of this offering, after expenses which we estimate to be approximately $55,000, to satisfy a significant portion of our outstanding payables as well as to fund our other working capital needs, including, but not limited to, the upcoming quarterly interest payments on our outstanding indebtedness to Manchester Securities and our funding of additional cash requirements for our litigation against R.J. Reynolds.

Distribution	We have not engaged an underwriter in this offering and, accordingly, there will be no underwriting discount. Instead, we are offering shares of our common stock directly to purchasers with whom we directly negotiated the offering price. We expect delivery of shares to be made to purchasers against payment therefor on August 30, 2004.

S-1

RECENT DEVELOPMENTS

In our quarterly report on Form 10-Q filed for the quarter ended June 30, 2004, which was filed on August 9, 2004, we disclosed that Jonnie Williams, our Chief Executive Officer and largest stockholder, and other members of management had expressed an intent to purchase up to 1 million shares of the Company’s common stock in transactions that may include purchases on the open market, private acquisitions from third parties and purchases directly from the Company. Between August 9, 2004 and the date of this prospectus supplement, Mr. Williams and David Dean, our Vice President of Sales and Marketing, have purchased an aggregate of 300,000 shares in private acquisitions from a third party.

In light of the increasing demands on our three independent directors due to the Sarbanes-Oxley Act and related developments, we have increased their compensation. On August 25, 2004, our Board of Directors approved a one-time grant to each of our three independent directors of a stock option to purchase up to 150,000 shares of our common stock. Each such option will vest immediately upon issuance and will have an exercise price equal to the closing price of our common stock on the business day prior to the issuance. In addition, subject to the approval of our stockholders at our next annual meeting, each independent director’s annual retainer option grant will increase from 25,000 to 50,000 shares. Each director will now receive $4,500 for each board and committee meeting attended personally and $3,500 for participation in such meetings telephonically. This represents an increase from $2,500 and $1,500, respectively. Fees for meeting attendance will now be capped at $6,000, compared to the current daily caps of $4,000 for in-person meetings and $2,500 for telephonic meetings. In addition, the audit committee chairman will receive an additional fee of $20,000 per year.

USE OF PROCEEDS

We intend to use the net proceeds of this offering, after expenses which we estimate to be approximately $55,000, to satisfy a significant portion of our outstanding payables as well as to fund our other working capital needs, including, but not limited to, the upcoming quarterly interest payments on our outstanding indebtedness to Manchester Securities and our funding of additional cash requirements for our litigation against R.J. Reynolds.

S-2

PROSPECTUS

$25,000,000

OF

COMMON STOCK

Star Scientific, Inc. may from time to time offer shares of common stock having a maximum aggregate public offering price of $25,000,000. We may offer the offered securities in amounts, at prices and on terms determined at the time of the offering. We will provide specific terms of these securities in supplements to this prospectus.

Our securities may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of our securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

Our common stock is traded on the Nasdaq National Market under the symbol “STSI” On August 18, 2004, the last reported sale price of our common stock was $4.88 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS AUGUST 20, 2004.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and the accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933. Under the shelf registration process, we may, from time to time, sell the offered securities described in this prospectus in one or more offerings up to a total dollar amount of $25,000,000.

This prospectus provides you with a general description of the offered securities. Each time we sell offered securities, we will provide a prospectus supplement that will contain specific information about the method and terms of that offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Where You Can Find More Information.”

Risks Related to Our Business

Our inability to raise substantial amounts of new funds over the next three to twelve months would have a material adverse effect on our ability to meet our working capital needs and continue operations.

Our prospects are dependent, in the near term, on our ability to improve the performance of our discount cigarette business and raise additional funds. Specifically, in order to support our intellectual property litigation and other operations, we will need to raise approximately $7 million in the near term, and additional funds over the next 12 months.

At June 30, 2004, we had a working capital deficit of approximately $10.2 million and substantial cash needs over the next quarter and beyond, including:

•	funding of current operations in light of continued operating losses;

•	accounts payable of approximately $5.3 million of which, 50.7% is over 90 days old and another 14.5% is over 60 days old;

•	funding litigation costs in our patent infringement case against R.J. Reynolds Tobacco Company, (“RJR”), concerning use of our patented tobacco curing process, which we expect to increase as we approach trial, and during trial, which we have been informed may be scheduled for November or December 2004;

•	monthly payments of approximately $36,000 to Brown & Williamson Tobacco Corporation (“B&W”) for interest on restructured accounts payable, increasing to combined principal and interest payments of $250,000 per month beginning in January 2005, subject to provisions for delayed principal repayment in the event of a successful test market by B&W of its hard tobacco product;

•	quarterly interest payments of $180,000, next due on September 25, 2004, payable on the $9 million convertible debenture issued to Manchester Securities Corp. in March 2004, as well as, beginning on March 25, 2005, quarterly principal payments of 25% of the outstanding principal amount of the debenture;

•	monthly operating lease payments of approximately $200,000; and

•	our annual deposits into our tobacco Master Settlement Agreement (“MSA”) escrow accounts for 2004 sales due in April 2005. For 2003 sales, our MSA escrow obligation was approximately $6.2 million. Given the expected level of sales in 2004 and continued emphasis on sales in the four non-MSA states, we anticipate the escrow obligation in April 2005 would be less than this amount.

In addition, there exist certain contingencies which could require us to make significant cash payments, including:

•	if we do not achieve an operating profit of at least $1.6 million during the third quarter of 2004, Manchester Securities would be entitled to require us to redeem its debenture in exchange for the $9 million principal amount and any accrued and unpaid interest. In addition, default rates of interest would apply if we were not able to redeem the debenture if called. We do not expect to be able to achieve an operating profit of $1.6 million during the third quarter of 2004, but have initiated discussions with Manchester Securities regarding its agreements with us, including a modification of its redemption rights;

•	we are challenging the Virginia Department of Taxation’s sale and use tax assessment of $860,115 with respect to our curing barns. An administrative proceeding relating to this challenge may be concluded before the end of the year;

•	we are currently subject to an IRS audit of our 2001 Federal income tax return and have submitted a Request for Private Letter Ruling in connection with deductions of our payments into the MSA escrow accounts which resulted in approximately $13.9 million in income tax refunds received during 2002, 2003 and 2004. If it is ultimately determined that our treatment of the payments into escrow is not a current deduction for tax purposes, it is expected that our existing carryback claims net of operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of our recent losses.

In the long term, our prospects are dependent on the distribution and consumer acceptance of our low-TSNA smokeless tobacco products as well as the continued development of new low-TSNA smokeless tobacco products, independently and through alliances with other tobacco manufacturers, and on our ability to begin generating significant revenues through royalties on our patented tobacco curing process, including through success in our pending patent litigation against RJR.

Our cigarette sales and associated gross profits have continued to decline, particularly when consideration is given to our MSA escrow requirements. Increasing regulatory requirements in both MSA and non-MSA states, as well as increased pricing competition, have also impacted on the sales of discount cigarettes. Further, there are significant impediments to generating significant revenues from royalties or sales of our smokeless tobacco products in the near future. Accordingly, our ability to continue operations depends on raising additional funds.

We continue to pursue additional sources of new funds. However, there are significant limitations on our ability to raise new debt financing, including our agreements with Manchester Securities and B&W, as well as our current financial condition. Accordingly, we are focusing on the potential for raising funds through the issuance of new common stock. Our ability to raise equity financing on terms acceptable to us will depend on a number of factors, including the performance of our stock price in the coming months. Any equity financing will be dilutive to our existing shareholders.

Our CEO and largest stockholder, Jonnie Williams, has pledged to fund our working capital needs through March 2005. Notwithstanding this pledge, we continue to have significant past due payables and cash needs that will need to be funded through Mr. Williams or from other sources.

The Company’s inability to raise substantial amounts of new funds from Mr. Williams or other sources over the next three to twelve months would have a material adverse effect on our ability to meet our working capital needs and continue operations.

We have substantial obligations under the transactions entered into with Manchester Securities, including a contingent requirement to redeem the debenture.

Under the recently completed transaction with Manchester Securities, we obtained $9.0 million of funding by issuing a convertible debenture and warrants. Our failure to comply with our obligations under the Manchester Securities agreements would entitle Manchester Securities to remedies, including additional interest and redemption rights, for which we may not have sufficient resources to pay or, in the event Manchester Securities converts its debenture into common stock, which would significantly increase the dilution to existing stockholders.

The Manchester Securities agreements include a number of provisions that would result in default interest rates and redemption rights. If we fail to comply with our obligations under the Registration Rights Agreement, we could incur additional fees of 1% of the principal, or currently $90,000, per month. In the case of other defaults, the interest rate could increase from 8% to 12% per annum. In such events, Manchester Securities would be entitled to accelerate the debenture, in which case we would have to pay 110% of the outstanding principal plus accrued and unpaid interest. Furthermore, in the event of certain defaults related to the conversion of the debenture into common stock and the resale of the underlying shares, we would be obligated to pay Manchester Securities the higher of the 110% amount described in the preceding sentence and the value (based on a 20-day trailing average) of the shares of common stock into which the debenture would then be convertible.

Manchester Securities may also require us to redeem the debenture for the original principal amount of $9 million plus all accrued but unpaid interest and any default payments owed under certain transaction documents related to the debenture if (i) we incur operating losses of greater than $2 million in the aggregate for any two consecutive fiscal quarters beginning with the two quarters ending September 30, 2004 or (ii) our recovery under a settlement or final judgment in the RJR litigation is less than $50 million. Given our loss in the second quarter, Manchester Securities would have a right to redeem its loan at the end of the third quarter unless we have an operating profit of at least $1.6 million in the third quarter. If Manchester Securities exercises its redemption right, and we are unable to pay the redemption amount of principal plus accrued and unpaid interest and outstanding default payments, then we would be in default under the debenture and would be required to pay 110% of this aggregate amount.

The occurrence of any of these events would (i) require us to obtain capital that we may not be able to raise or (ii) significantly increase the dilution to existing shareholders upon conversion of the debenture. Based on current trends, we do not expect to be able to achieve an operating profit of $1.6 million this quarter. We have initiated discussions with Manchester Securities regarding its agreements including a modification of its redemption rights, but there are no assurances Manchester Securities will agree to such a modification.

We have experienced significant net losses, and we may continue to do so in the future.

We experienced significant net losses in 2002, 2003 and each of the first two quarters of 2004. While we cannot predict our performance in the future, it is reasonably likely that we will continue to experience net losses over the short term and we cannot guarantee that we will begin to earn net income in the future. If we are not able to generate net income in the future, our ability to continue operations would depend on raising funds from Mr. Williams or through financing which may not be available on acceptable terms, or at all.

Our cigarette business, which has generated a substantial majority of our revenues in the past, continues to experience a significant decline and we may not be able to reverse this trend.

A substantial majority of our revenues historically has been derived from sales of our four brands of discount cigarettes which are sold though Star Tobacco, Inc. (“ST”), our wholly owned subsidiary. Since 2000, however, our discount cigarette business has experienced a significant decline in sales, partly caused by intensified pricing competition from foreign manufacturers. (For more information regarding the competitive challenges we face, see the discussion below under “Competition from other tobacco companies has adversely affected us and may continue to do so.”)

Despite our efforts to reenergize cigarette sales, shipments in the second quarter of 2004 continued to fall and we face potential and actual increases in regulatory and tax costs described under the heading “The tobacco industry is subject to substantial and increasing regulation and taxation.” Accordingly, we cannot guarantee we will be able to reverse the downward trend in our cigarette business. Notwithstanding the declining performance of our discount cigarette business, we will continue to focus our principal efforts on the sale of discount cigarettes in the four non-MSA states for the foreseeable future. At the same time, we will continue to evaluate the prospects for our cigarette business in general and, in particular, sales in MSA states given the additional regulatory and MSA burdens of operating in those states.

In addition, we must pay a substantial portion of our gross profits on cigarette sales into escrow in April of each year to meet our obligations under the MSA, which are described in greater detail below under the heading “We are required to deposit a substantial portion of gross profits into escrow accounts required by state laws adopted in accordance with the tobacco Master Settlement Agreement.” Because the funds deposited into escrow are not available to meet our other cash needs, even if we were able to generate net income from our cigarette business, we would not necessarily generate positive cash flow from operations, when taking into account these escrow payments.

If we are not able to increase our revenues and gross profits from cigarette sales, our ability to earn net income and generate positive cash flow from operations will depend on our ability to grow our revenues from royalties and sales of our smokeless tobacco products, which have provided only de minimis revenues to date.

Our prospects for success as a technology-oriented tobacco company with a mission to reduce toxins in tobacco leaf and tobacco smoke are dependent, over the long term, on the distribution and consumer acceptance of our low-TSNA smokeless tobacco products, as well as the continued development of new low-TSNA smokeless tobacco products, independently and through alliances with other tobacco manufacturers.

Beginning in September 2001, we introduced three new smokeless tobacco products, Stonewall® moist and dry snuffs and ARIVA® hard tobacco cigalett® pieces. Beginning in the second quarter of 2003, we began a commercial test market of a new, non-fermented spit-free® “hard tobacco” product for moist snuff users, called STONEWALL Hard Snuff®. By the end of the second quarter of 2003, STONEWALL Hard Snuff® was available in approximately 7,000 locations that have significant sales of smokeless tobacco products. Given the Company’s decision to focus on hard snuff smokeless tobacco products, the Company has discontinued manufacturing Stonewall® moist snuff, another low-TSNA, smokeless tobacco product, and has sold its moist snuff manufacturing equipment.

To date, sales of our smokeless products have been slower than expected, in part, we believe, due to the lack of consumer awareness of those products, particularly ARIVA® and STONEWALL Hard Snuff®. It is not certain whether our low-TSNA smokeless tobacco products will be accepted by the markets in sufficient volume to support our operations. Adult tobacco users may decide not to purchase our products due to taste or other preferences or due to the extensive health warnings contained on the packaging for our products. Our efforts to successfully market ARIVA® and STONEWALL Hard Snuff® will require the expenditure of substantial funds, which we will need to obtain from external financing, the availability of which cannot be assured, and ultimately these products may not be accepted in the national marketplace.

While B&W is currently test marketing a hard tobacco product, and we have entered into an agreement with another tobacco manufacturer pursuant to which that manufacturer will assess marketing a hard tobacco product under a license with us, there is no guarantee that these arrangements will result in significant royalty revenues for us.

If we are not able to generate significant revenues from sales of low-TSNA smokeless tobacco products, either alone or through alliances, we will have to rely on our declining cigarette business or other sources of revenues to support our operations, which would hinder our ability to accomplish our mission of reducing toxins in tobacco leaf and tobacco smoke.

Our research & development efforts may not result in commercially viable products and may continue to be curtailed by our lack of available research funds.

In 2003, 2002 and 2001, we spent approximately $0.7 million, $1.0 million and $4.1 million, respectively, on research and development activities. In 2003 and the first half of 2004, our research and development efforts were limited, in part, by our lack of available cash flow necessary to support our research agenda relating to the development of low-TSNA smokeless tobacco products and the demonstration that a reduction in key toxins correlates to a reduction in health risk. We hope to renew research and development efforts during the remainder of 2004, subject to the availability of funds. However, such research may not result in new products reaching the market, or in any improvements to our current products. This could occur for a number of reasons, including if potential new products:

•	fail to receive any necessary regulatory approvals on a timely basis or at all;

•	are precluded from commercialization by proprietary rights of third parties; or

•	are uneconomical or fail to achieve market acceptance.

Failure to develop new products or to improve our current products could have a material and adverse impact on our net sales, operating income and cash flows.

We have important relationships with B&W which, if not continued, could adversely impact on us.

We currently have important business relationships with B&W, including licensing and royalty agreements relating to the sales of Advance®, the purchase of StarCured® tobacco and other low-TSNA tobacco, and the manufacture and sales of hard tobacco.

In addition, under our Restated Master Agreement with B&W, as amended by letter agreements dated December 4, 2002 and August 14, 2003, we owe B&W approximately $20 million of long-term debt, with no interest accruing, or principal payments required through December 31, 2005. Beginning January 1, 2006, interest accrues at prime plus 1% and interest and principal are payable in 96 monthly installments. The debt is secured by tobacco leaf inventory, tobacco curing barns, and a first priority security interest in our intellectual property. Once the outstanding loan balance is reduced to $10 million, the collateral will be released by B&W. We also have a current obligation of $7,899,647 payable to B&W. The principal on this obligation has been deferred to at least January 2005.

Pursuant to the Hard Tobacco Agreement we entered into with B&W in April 2001, B&W will forgive one-half of our then-outstanding indebtedness to B&W if B&W determines that its test market of a hard tobacco products is successful, and all of the remaining debt if and when it introduces a hard tobacco product into distribution in retail locations in 15 states. While B&W is in the process of initiating a large-scale test market this summer and product for that test market has already been shipped to B&W by Star, there can be no assurances that this test market will be deemed successful or extended into additional states. B&W’s failure to deem this test market to be successful would have a material adverse effect on our efforts to reduce our indebtedness to B&W and generate significant licensing royalties from the sale of smokeless tobacco products.

In the past, B&W has purchased significant quantities of StarCured™ tobacco from us, which we in turn have purchased from participating StarCured™ farmers. While B&W is not purchasing tobacco from us in 2004, it continues to purchase some StarCured™ tobacco directly from StarCured™ farmers. In the future, we would like to resume purchasing tobacco directly from our participating StarCured™ formers and selling it to B&W, although our agreement with B&W does not require it to purchase StarCured™ tobacco from us in the future.

In recent years, B&W has granted us a number of concessions under our agreements, including deferring interest and principal payments, consenting to our incurrence of additional indebtedness and agreeing to modify the Hard Tobacco Agreement to allow us to pursue similar licensing arrangements with third parties. B&W’s failure to grant us similar concessions in the future could have a number of adverse consequences, including restricting our pursuit of business opportunities with B&W or third parties, limiting our ability to raise funds through debt financing and requiring payment of our obligations to them in circumstances where we may not have sufficient funds available to do so.

The recently completed merger between RJR and B&W may negatively impact our relationship with B&W and, consequently, our business.

On July 30, 2004, RJR, B&W and certain of their affiliated tobacco businesses combined operations under the new publicly traded holding company, Reynolds American Inc., which is 42% owned by British American Tobacco PLC, the former parent of B&W. Given that Star has a variety of agreements with B&W described above in the immediately preceding paragraphs and is engaged in patent infringement lawsuits against RJR, it is difficult to evaluate the precise impact which this merger will have on Star and its operations. However, the fact that B&W and RJR have combined their operations could have a negative impact on the range of existing agreements which Star has entered into with B&W, including future royalties under its agreements relating to the Advance® low-tobacco-specific nitrosamines (“TSNA”) cigarette, hard tobacco products, potential royalties on B&W’s purchase of StarCured® tobacco and other low-TSNA tobacco, and the forgiveness of one-half of the then-outstanding indebtedness to B&W if B&W declares as successful the test marketing of a hard tobacco product and the remainder once B&W distributes a hard tobacco product in 15 states.

We are dependent on the domestic tobacco business.

All of our revenue for discount cigarette sales during 2000-2003 was derived from sales in the United States. The U.S. cigarette business has been contracting in recent years and pricing pressures in the discount cigarette business have been increasing. As the U.S. cigarette market continues to contract, this trend could adversely affect our sales volumes, operating income and cash flows. The market for smokeless products is much smaller than the market for smoked tobacco products, and all of the revenue for smokeless tobacco product sales during 2001-2003 were derived from sales in the United States, except for de minimis amounts of ARIVA® sold in Bermuda and Turkey during 2003. Accordingly, we do not currently have access to foreign markets to attempt to offset the impact of the declining U.S. market.

Competition from other tobacco companies has adversely affected us and may continue to do so.

The tobacco industry is highly competitive. Our primary competition for conventional cigarettes has been the “major” cigarette manufacturers, each of which has substantially greater financial and operating resources than we do. We have encountered significant competition from several other smaller U.S. manufacturers of cigarettes, as well as importers of cigarettes manufactured in foreign countries. Many of these manufacturers and importers have substantially greater financial, manufacturing, marketing and other resources than we do. Our smokeless tobacco products, Stonewall® dry snuff and STONEWALL Hard Snuff®, compete with major smokeless manufacturers, and in the case of ARIVA®, with traditional cigarette manufacturers, because ARIVA® is positioned as an alternative to cigarettes in situations where adult cigarette users cannot or choose not to smoke. Those companies generally have substantially greater financial and operating resources than we do. Also, these companies have a more established presence in the smokeless tobacco industry than we do. Approximately 99% of all flue-cured tobacco grown in the U.S. as of 2002 was cured in a manner to reduce the levels of TSNAs. At least one other tobacco company has begun to incorporate low-TSNA tobacco into its cigarettes products and others have begun to purchase low-TSNA tobacco and are expected to incorporate that tobacco in their products. If competitors produce low-TSNA tobacco that does not infringe on the technology to which we are the exclusive licensee, or develop other less toxic tobacco products that can compete with our low-TSNA products, this could adversely affect our operating income and cash flows.

The tobacco industry is subject to substantial and increasing regulation and taxation.

Various federal, state and local laws limit the advertising, sale and use of cigarettes and smokeless tobacco products, and these laws have proliferated in recent years. If this trend continues, it may have material and adverse effects on our sales volumes, operating income and cash flows. In addition, cigarettes and smokeless tobacco products are subject to substantial and increasing excise taxes. The federal excise tax on cigarettes rose from $.34 per pack in 2000 to $.39 per pack in 2002. The federal excise tax on smokeless tobacco products is substantially lower ($0.585 per pound). A number of states have recently considered an increase in state excise taxes on smokeless tobacco products. While several states have no excise tax on smokeless products, tax rates in other states vary considerably. For example, the states of Alabama and North Dakota tax smokeless products at a rate of  3/4 of 1 cent per ounce and 16 cents per ounce, respectively, while the states of North Carolina and Oregon impose an excise tax of 2% and 65% of wholesale cost, respectively. Present state excise taxes for cigarettes range from $0.20 per pack in Virginia to $1.50 per pack in New York. Increased excise taxes may result in declines in overall sales volume. This result could adversely affect our operating income and cash flows. In addition, several states have imposed additional fees on cigarettes sold by manufacturers who are not signatories to the MSA or who have not previously entered into settlements with the non-MSA states. This has included a statute in Minnesota that imposes an additional $0.35 per pack fee on cigarettes purchased from manufacturers like Star that have not entered into a separate settlement agreement with the state. Similar legislation has been introduced in the other three non-MSA states but has not been enacted as of this date. Passage of statutes that impose fees on manufacturers would be expected to impact on all such manufactures equally, but would make discount cigarettes more expensive and lessen the competitive price advantage they currently enjoy compared to generic and premium brand cigarettes. In addition, there are numerous recently enacted statutes and legislative initiatives in MSA states that could further impact our ability to compete in these states. These statutes include the imposition of additional fees on manufacturers who have not joined the MSA of as much as $.50 per pack and fire safety standards in New York that we have elected not to meet, given the additional cost and our emphasis on sales in the non-MSA states. We have determined to cease sales in certain states in response to some of these developments.

We currently have licenses from the Tax and Trade Bureau (“TTB”) to manufacture cigarettes and smokeless tobacco products. To the extent that we are unable to maintain our current licenses or to obtain any additional licenses required by the TTB, this could materially and adversely affect our operations.

In 1996, the FDA promulgated regulations governing the sale and advertising of tobacco products. These regulations were designed primarily to discourage the sale to, and consumption by, adolescents and children. The authority of the FDA to promulgate such regulations was challenged in the federal courts. On March 21, 2000, the United States Supreme Court in a five to four decision held that the Congress has not given the FDA authority to regulate tobacco products as customarily marketed. Given the decision by the Supreme Court it is unclear whether Congress will act to grant such authority to the FDA. Legislation that would create such authority has been introduced in Congress and approved by the Senate. This legislation and any related regulations could impose material additional regulatory burdens on our operations.

We have substantial obligations under state laws adopted under the Master Settlement Agreement.

We have an obligation to place in escrow accounts an amount equal to $1.88 per carton for 1999, $2.09 in 2000, $2.72 in 2001-2002, $3.35 in 2003-2006 and $3.77 thereafter, for sales of cigarettes occurring in the prior year in each MSA Settling State. An inflation adjustment is also added to these deposits at the higher of 3% or the Consumer Price Index each year. For sales in 2003, the total escrow cost per carton was $3.89. The failure to place such required amounts into escrow could result in severe penalties to us and potential restrictions on our ability to sell tobacco products within particular states. Because of this escrow requirement, a substantial portion of our net income from operations has been unavailable for our use and the amount required to be placed in escrow for each carton sold may exceed the net cash flow generated by each carton sold. As a result, we have experienced negative cash flows from operations, which, among other things, has affected our ability to apply the capital generated from our present cigarette sales to the further scientific development of less toxic and potentially less hazardous tobacco products and to the growth of our business. In addition, the escrow obligations will impede our ability to distribute dividends to our stockholders.

We currently have approximately $33.0 million in escrow, which includes a deposit of approximately $6.2 million made in April 2004 for our 2003 escrow obligations. These funds will remain in escrow pursuant to the terms of the qualifying statutes, and will be available to satisfy state judgments for the type of claims asserted against the major tobacco manufacturers in the suits that resulted in the negotiation of the MSA. For 2004, and thereafter, we will be responsible for making escrow payments on all our cigarettes sold in any MSA state, regardless of where such products are manufactured.

We have tried to mitigate the costs of the MSA by focusing our field sales force and by seeking to increase market share in states that were not participants in the MSA, among other approaches. The MSA states have taken the position that we are responsible for escrow funds for any sales in MSA states whether made by ST directly or by a third party to whom ST has sold product. We expect that our escrow obligations for 2004 sales will continue to be substantial, but given declining sales and our efforts to focus sales in the four non-MSA states, we expect our escrow obligation in April 2005 to be less than the $6.2 million deposited this year for 2003 sales.

In addition, most of the MSA states have enacted statutes that require non-participating manufacturers to certify that they are in full compliance with the escrow requirements of the MSA as a condition to being permitted to sell cigarette products in those states. While we have recently focused our sales in the four states that were not part of the MSA, these statutes could impact our ability to sell cigarettes in the MSA states, notwithstanding our substantial payments into escrow, since the states generally prohibit the sales of cigarettes by companies that are not certified as being MSA-compliant. Also, a number of states recently have amended their qualifying statutes to limit the extent to which escrow payments for a particular year could be capped and to allow regulations that would require escrow payments to be made quarterly or on some other intermittent schedule. The requirement for quarterly payments would exacerbate the impact of the MSA escrow obligations on our liquidity, and the elimination of the caps on payments would increase the amounts required to be deposited into escrow by requiring a payment on each cigarette sold, regardless of the state’s proportionate receipt of MSA settlement funds. Currently, we are required to make quarterly payments in Wyoming and Louisiana.

The IRS may determine that a portion of the $13.9 million in income tax refunds that we have received must be returned.

We have recently been notified that our 2001 federal income tax return has been selected for examination by the Internal Revenue Service. No action has currently taken place with regard to this audit. Except for the item discussed below, the impact of the IRS examination on the our financial condition, results of operations and cash flow, if any, cannot be ascertained at this time.

During 2002, we submitted to the IRS a request for a Private Letter Ruling (“Request”) asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. We have taken the position on our 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, we filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, we received a total of $12.6 million in federal and state refunds relating to such claims. During the first quarter of 2004, we received an additional $1.3 million in state refunds relating to such claims.

We are continuing to seek a favorable ruling from the Internal Revenue Service for our Request. If the IRS determines that it will not grant our ruling Request, we anticipate that we will withdraw the Request. Further, if upon examination, the IRS rules against us with respect to the claimed deductions, we expect that we will challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While we believes that our position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until late 2005, at the earliest.

If it is ultimately determined that the our treatment of the payments into escrow is not a current deduction for tax purposes, we expect that our existing carryback claims net of operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of our recent losses. Further, we would be subject to interest and possible certain penalties. However, those amounts would also be subject to being offset by our existing carryback claims to the extent available.

Lawsuits may affect our profitability; we have limited insurance coverage.

We are not, nor have we ever been, named as a defendant in any legal proceedings involving claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects relating to the use of our tobacco products. While we believe that the risk of being named a defendant in such a lawsuit is relatively low, we may be named as a defendant in the future as there has been a noteworthy increase in the number of these cases pending. Punitive damages, often in amounts ranging into the hundreds of millions, or even billions of dollars, are specifically pleaded in a number of these cases in addition to compensatory and other damages. In the past we have maintained product liability insurance only with respect to claims that tobacco products manufactured by or for us contain any foreign object, i.e. any object that is not intended to be included in the manufactured product. We currently do not maintain such insurance. The product liability insurance that we previously maintained did not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that such insurance currently can be obtained. Accordingly, our inclusion in any of these actions or any future action could have a material and adverse effect on our financial condition. In addition, beginning in 2001, we embarked on the test market and distribution of new smokeless tobacco products. To the extent the sale and distribution of such products results in any health-related claims, such claims could have a material and adverse effect on our financial condition.

We may not properly manage our growth.

If we are successful in increasing market acceptance for our products, we will be required to manage substantial volume from our customers. To accommodate any such growth and compete effectively, we will be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. We face competition for these people. Our ability to successfully manage such volume also will be dependent on our ability to scale up our tobacco processing and production operations. There can be no assurance that we can overcome the challenge of scaling up our processing and production operations or that our personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to implement and improve our operational, financial and management systems or to attract, integrate, motivate and retain additional employees required by future growth, if any, could have a material and adverse effect on our business and prospects, financial condition and results of operations.

We may not be successful in protecting or exploiting our intellectual property rights.

Our success in commercially exploiting our licensed tobacco curing technology and low-TSNA smokeless tobacco products depends in large part on our ability to defend issued patents, to obtain further patent protection for the technology in the United States and other jurisdictions, and to operate without infringing upon the patents and proprietary rights of others. Additionally, we must be able to obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the United States and in foreign countries.

Patent positions are uncertain and involve complex legal and factual questions for which important legal principles are unresolved. Any conflicts resulting from third party patent applications and patents could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If patents are issued to other companies that contain competitive or conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Such licensing agreements, if required, may not be available on acceptable terms or at all. If such licenses are not obtained, we could be delayed in or prevented from pursuing the development or commercialization of our products.

Litigation, which could result in substantial cost, may also be necessary to enforce any patents to which we have rights, or to determine the scope, validity and unenforceability of other parties’ proprietary rights which may affect our rights. There are always risks in any litigation. U.S. patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. We may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention, which could result in substantial cost. In particular, we are currently prosecuting patent infringement claims against RJR in a consolidated action in the United States District Court for the District of Maryland. In the coming months, we anticipate increases in general and administrative costs in connection with the continued prosecution of our patent infringement lawsuits and the anticipated setting of the trial date in that case, and costs related to trial. We have been informed that the trial may be scheduled for November or December 2004. We anticipate that the additional cash requirements related to the trial will be in excess of $1 million. The mere uncertainty resulting from the institution and continuation of any technology-related litigation, including our litigation against RJR, or interference proceeding could have a material and adverse effect on our business and prospects.

We may also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There can be no assurance that these agreements will not be breached or terminated, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

We depend on key personnel.

We depend upon the continued services of our senior management team for our continued success. The loss of any one of our Chief Executive Officer, Jonnie R. Williams, our Chairman, President and Chief Operating Officer, Paul L. Perito, our Vice President of Sales and Marketing, David M. Dean, our Chief Financial Officer, Christopher G. Miller or our General Counsel, Robert E. Pokusa, could have a serious negative impact upon our business and operating results.

Our success depends in large part on our ability to attract and retain, on a continuing basis, consulting services from highly qualified scientific, technical, management, financial and marketing personnel. Competition for such personnel is intense and there can be no assurance that we will be able to attract and retain the personnel necessary for the development and operation of our business, or that given the losses that we have suffered over the last five out of six quarters that it will have the financial ability to do so. The loss of the services of key personnel or the termination of our contracts with independent scientific and medical investigators could have a material and adverse effect on our business.

Management and significant stockholders can exercise influence over us.

Based upon stock ownership as of June 30, 2004, our executive officers, directors and their associates own an aggregate of approximately 35.0% of our outstanding shares. As a result, these persons acting together may have the ability to control matters submitted to our stockholders for approval and to control the management and affairs of the Company. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company, impede a merger, consolidation, or takeover or other business combination, or discourage a potential acquirer from attempting to obtain control. This concentration of control could also have a negative effect on the market price of our shares.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

The trading price of the shares of our common stock has been and may continue to be highly volatile. In the past 12 months, our stock has traded at prices ranging from $1.60, on November 24, 2003, to $5.24, on August 16, 2004. The closing price of our stock on April 18, 2004 was $4.88. We receive only limited attention by securities analysts and may experience an imbalance between supply and demand for our common stock resulting from low trading volumes. The market price of our common stock may fluctuate significantly in response to a variety of factors, most of which are beyond our control, including the following:

•	developments related to our patents or other proprietary rights, including developments in our litigation against RJR;

•	developments in our efforts to market smokeless tobacco products;

•	announcements by us or our competitors of new products, technological innovations, contracts, acquisitions, financings, corporate partnerships or joint ventures;

•	negative regulatory action or regulatory approval with respect to our products or our competitors’ products; and

•	market conditions for the tobacco industry in general.

The stock market has, from time to time, experienced extreme price and volume fluctuations, which have particularly affected the market prices for small companies and which have often been unrelated to their operating performance. These broad fluctuations may adversely impact the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

Future sales of our common stock may have a dilutive effect on current stockholders.

If we sell shares of our common stock in future financings, our stockholders may experience a dilutive effect. Additionally, if Manchester Securities elects to convert its debentures into common stock, our stockholders will experience immediate dilution.

Our management will have broad discretion with respect to the use of proceeds of this offering, and may not apply the proceeds to uses that will benefit stockholders.

Our management will have broad discretion as to how to use the proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds of this offering. The results and effectiveness of the use of proceeds are uncertain.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of the Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. These statements reflect the Company’s current beliefs and are based upon information currently available to it. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties and contingencies include, without limitation, the challenges inherent in new product development initiatives, particularly in the smokeless tobacco area, the uncertainties inherent in the progress of scientific research, the Company’s ability to raise the capital necessary to sustain operations, potential disputes concerning the Company’s intellectual property, risks associated with litigation regarding such intellectual property, potential delays in obtaining any necessary government approvals of the Company’s low-TSNA tobacco products, market acceptance of the Company’s new smokeless tobacco products, competition from companies with greater resources than the Company, the Company’s decision not to join the tobacco Master Settlement Agreement (“MSA”), the effect of state statutes adopted under the MSA and any subsequent modification of the MSA, the adoption of statues and regulations with respect to the Company’s business, the Company’s dependence on key employees and on its strategic relationships with Brown & Williamson Tobacco Corporation, and the impact of B&W’s merger with RJ Reynolds Tobacco Company, Inc. The impact of potential litigation, if initiated against or by individual states that have adopted the MSA, could be materially adverse to the Company.

For a more detailed discussion of these risks, see the factors and risks described under the heading “Risk Factors” in this prospectus and other risks and factors detailed from time to time in the Company’s other filings with the Securities and Exchange Commission.

ABOUT STAR SCIENTIFIC

We are a technology-oriented tobacco company with a mission to reduce toxins in tobacco leaf and tobacco smoke. The Company is engaged in:

(1) the development, implementation and licensing of scientific technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines;

(2) the manufacturing, sales, marketing and development of very low-nitrosamine smokeless tobacco products that also carry enhanced warnings beyond those required by the Surgeon General, including Stonewall® dry snuff, ARIVA® compressed powdered tobacco cigalett® pieces, and STONEWALL Hard Snuff®. We also manufacture a very low-nitrosamine smokeless tobacco product (Interval®) for Brown & Williamson Tobacco Corporation which is currently in test market; and

(3) the manufacture and sale of four discount cigarette brands, SPORT®, MAINSTREET®, VEGAS® and G-SMOKE®, which have historically generated the vast majority of the Company’s revenues.

Our principal executive offices are located at 801 Liberty Way, Chester, Virginia, 23836, and our telephone number is (804) 530-0535.

USE OF PROCEEDS

Unless otherwise indicated in a supplement to this prospectus, we anticipate that any net proceeds from the sale of the securities will be used for general corporate purposes which may include but are not limited to working capital, support of our patent litigation against RJR, repayment of debt, MSA escrow deposits, capital expenditures, acquisitions, research and development, repayment of debt and general and administrative expenses. Given our current working capital deficit and other potential cash demands described under the heading “Risk Factors” above, we expect to use the bulk of any net proceeds for working capital, debt repayment and MSA escrow deposits.

DESCRIPTION OF CAPITAL STOCK

The following summary information is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, as amended.

As of August 6, 2004, our authorized capital stock consisted of 100,000,000 shares of common stock, par value $0.0001 per share, of which 61,035,948 shares are outstanding, and 100,000 shares of preferred stock, par value $0.0001 per share, of which no shares are outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, and a majority vote is required for all action to be taken by stockholders, except for the election of directors, which requires a plurality. The stockholders are entitled to receive ratably such dividends as may be declared on the common stock by the Board of Directors in its discretion from legally available funds. Upon our liquidation, dissolution or winding up, subject to prior liquidation rights of any holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, no cumulative voting rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock which we may issue in the future.

Our Amended and Restated Bylaws provides for a board of directors of at least one member. The number of directors may be fixed from time to time by action of the directors. The board of directors currently consists of six directors. At each annual stockholders meeting, the directors shall be elected for a one year term, expiring at the next annual stockholders meeting and until their respective successors are elected and qualified or until their earlier resignation or removal.

Our common stock is traded on the Nasdaq National Market and the Transfer Agent and Registrar for our common stock is Wells Fargo Shareowner Services.

PLAN OF DISTRIBUTION

We may sell the securities being offered by this prospectus and any accompanying prospectus supplement:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters;

•	directly to our stockholders; or

•	through a combination of any such methods of sale.

In addition, the offered securities may be issued by us as a dividend or distribution.

The distribution of the offered securities may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The institutions with which the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The purchasers’ obligations under the contracts will not be subject to any conditions except that:

•	the purchase of the securities may not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject; and

•	if the securities are also being sold to underwriters, we will have sold to the underwriters the securities not sold for delayed delivery.

The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will provide in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities

We will name any underwriter or agent involved in the offer and sale of the securities in the applicable prospectus supplement, and we will describe in such prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

LEGAL MATTERS

Robert E. Pokusa, General Counsel for the Company, or other counsel to the Company will issue an opinion about certain legal matters with respect to the securities for the Company. Any underwriters will be advised about the other issues relating to the offering by their own legal counsel.

EXPERTS

Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Aidman, Piser & Company, P.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been incorporated by reference herein in reliance upon the report of such firm given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington D.C., 2006. You can also view our filings with the Securities and Exchange Commission on our internet site at http://www.starscientific.com.

This prospectus is part of a registration statement we filed with the SEC (Registration No. 333 - 118054). That registration statement and the exhibits filed along with the registration statement contain more information about us and our common stock. You may read and copy the full registration statement and its exhibits at the SEC’s public reference room or their web site.

The SEC allows us to “incorporate by reference” the information we file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we stop offering securities under this prospectus (in each case, other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 26, 2004;

•	Current Report on Form 8-K filed on April 16, 2004;

•	Current Report on Form 8-K filed on August 18, 2004.

•	Quarterly Report on Form 10-Q for the quarter ending March 31, 2004 filed on May 10, 2004;

•	Quarterly Report on Form 10-Q for the quarter ending June 30, 2004 filed on August 9, 2004; and

•	The description of our common stock as set forth in our Registration Statement on Form 8-A12B/A, filed with the SEC on June, 21, 2001.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Attn: Investor Relations

Star Scientific, Inc.

7475 Wisconsin Avenue

Bethesda, MD 20814

301-654-8300

You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.